Exhibit 99.2

Aventis—Investor Relations

First Quarter Results 2004 (US)

29 April 2004

Contents

First Quarter Performance, Arvind Sood, Head of Investor Relations, Aventis	3
2004 Outlook, Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer, Aventis	5
Questions and Answers	7
Closing Comments, Arvind Sood	8

First Quarter Performance

Arvind Sood

Head of Investor Relations, Aventis

I. Preamble

Good morning. I would like to take this opportunity to welcome you to our Q1 Results conference call. Events have spanned all the way from receiving new product approval, such as Ketek, Apidra, and so on, to receiving a takeover bid from Sanofi. I will take a few minutes to talk briefly about our performance during the first quarter, and then Patrick Langlois, our Chief Financial Officer, will talk about Aventis's growth outlook for the remainder of the year, as well as the rationale behind the supervisory and management boards' decision to recommend Sanofi's revised and substantially increased offer for Aventis.

Before talking about Q1, I would like to mention that, beginning 1 January 2004, we have eliminated the split between core and non-core business activities. As a result, the performance of Aventis is presented as a group in 2004, compared with the 2003 Aventis core business results. This is an important distinction as we go through the P&L.

II. Definitions

For 2004, Aventis as a group includes the ongoing core business activities in prescription pharmaceuticals, human vaccines, the Merial animal health joint venture, and certain corporate activities. It also includes the remaining non-core businesses whose sales are not consolidated, which includes the equity stakes in the chemical companies Wacker and DyStar, as well as the investment that we have in Rhodia. As Aventis Behring was divested on 31 March 2004, it is treated as a discontinued operation in Q1 of 2004.

I would like to highlight one other change on the P&L. I am sure you have noticed a total revenues line on the P&L. In the past, core promotion incomes from joint marketing agreements on certain products were included in SG&A and other income. As Actonel is now a significant product, and to better reflect income generation from our business activities, we have decided to break out the core promotion income separately, and to add it to net sales. All profitability margins are now computed on the basis of total revenue.

III. Quarterly Performance

First of all, all references to activity sales growth exclude the impact of currency. Total revenues, which include the core promotion income from Actonel, and other prescription drugs, rose 7.1% on an activity basis. Within that, net sales rose 6.4%, to €3.95 billion, compared to €3.97 billion in Q1 last year. Sales of prescription drugs rose 5.1% to €3.6 billion, driven by strong performances of Lovenox, Actonel, Ketek and Lantus. Sales in the vaccines business rose 13.8% during the quarter, driven by strong performances of adult boosters and influenza vaccines.

1. US Market

a.
Sales

Sales in the US market rose 8.7% on an activity basis, and products recording strong performances included Lovenox, up almost 26%, Copaxone, also up 26%, Amaryl, up almost 50%, and Lantus, up 76%. Sales of Allegra in the US were down 12% over the previous year's quarter, which was pretty much in line with prescription trends, as Allegra total prescriptions declined 12.3% during the first quarter. Pollen counts this year are about the same as last year. Q1 2003 was relatively strong for Allegra, as the over-the-counter changes really impacted the market adversely, beginning with Q2, and even more so in the third and fourth quarter of last year.

Our market share at the end of Q1 of this year is stable, at just a little over 40%, and we can still say that a majority of covered lives continue to be covered in the preferred category of reimbursement at the managed care level.

b.
Allegra litigation

During the quarter, we filed additional lawsuits in the US District Court of New Jersey, based on certain patents owned by Albany Molecular Research and licensed to Aventis. These patents will expire in 2013-2015, and claim certain processes for making fexofenadine, which is the underlying chemical in Allegra. We have requested that the newly filed lawsuits involving the process patents be consolidated with the previously filed lawsuits, and the District Court has now set 15 April 2005 as the end date for the discovery phase of these cases. The previously set trial date of September 2004 is no longer in effect, and no new trial date has been scheduled.

c.
Taxotere

Sales of our anti-cancer product, Taxotere, were essentially flat in the US during the quarter, as we continued to be affected by average full sales price-related reimbursement issues. We expect the trends to continue, or rather to improve, in the second half of this year, on the back of new indications, and of course a more favourable reimbursement system beginning in 2005.

IV. P&L

1. Gross Margin

Gross margin, as a percentage of total revenues, was 73.7% in the first quarter of 2004, compared to 74.5% in the first quarter of 2003. This change is mainly due to the negative currency translation impact. At constant exchange rates, gross margin would have been almost at the same level as the previous year.

2. SG&A Expenses and Other Operating Income

SG&A expenses and other operating income were 32.6% of total revenues in Q1, compared to 32.3% a year ago. Within other operating and expenses, we incurred €28 million in hedging losses, compared to a hedging gain of €29 million in Q1 of 2003. This negative swing of €57 million was offset by the gain on the disposal of Azmacort to Kos. R&D, as a percentage of total revenue, was 14.8% in Q1, compared to 17.4% of total revenues in the same quarter last year. Excluding the impact of currency, R&D spending declined by 9.6%.

3. Restructuring Expenses

Restructuring expenses were higher, at €53 million in Q1 this year, compared to €19 million in Q1 last year. The restructuring amounts relate to the productivity enhancement initiatives launched in 2003 and 2004 in our prescription drugs business. In Q1 of 2004, this increase can be attributed to the reorganisation of R&D activities in France.

4. EBITA and EPS

At constant exchange rates, EBITA rose by 15.5% to just a little over €1 billion, and the EBITA margin, expressed as a percentage of total revenues, rose 0.8 percentage points to 26%, from 25.2% in Q1 of last year. Loss from discontinued operations amounted to €4 million, which relates to the former therapeutic proteins business called Aventis Behring. You might recall that the divestment of Aventis Behring to CSL was completed on 31 March 2004. Net earnings rose 14.6% to €556 million in Q1 this year, from €485 million in the same quarter last year, and earnings per share was €0.71 in Q1 this year, which was a 16.5% increase, from €0.61 in Q1 of 2003. Defence costs related to the Sanofi offer impacted EPS negatively, by €0.04 per share. Had we not incurred these expenses, earnings per share would have risen by 23.5%.

V. Product Update

1. Ketek

Ketek was approved at the beginning of the month in the US for each of the three indications that we were seeking, including multi-drug-resistant strains. Pre-marketing activities have already commenced, and are ongoing with managed care organisations, to secure quick formulary approval and a quick sales ramp-up when we launch the product. We are also working with opinion leaders and infectious disease specialists, and we will announce the price as we approach the launch, in time for the 2004 antibiotic season. We are going to put our entire respiratory sales force, which is around 2,100 sales representatives in the US, behind Ketek, and we also intend to put four primary and one speciality sales force behind supporting this product.

2. Apidra

You may be aware of the fact that, this month, we received approval for Apidra, which is a rapid-acting human insulin analog for the treatment of diabetes. We have also submitted marketing applications in Europe and the US for the new OptiClik reusable pen for administering Lantus, and the OptiClik is also going to be used with Apidra.

3. Taxotere

Taxotere, our anti-cancer product, was approved for esophogeal cancer in Japan during the quarter, and we also submitted applications in the US and in Europe for Taxotere in adjuvant treatment of breast cancer. This submission follows an earlier one for metastatic hormone refractory prostatic cancer. Our filing for gastric cancer is planned for the second half of 2004.

4. Genasense

Aventis and Genta announced that the FDA has accepted the new drug application for Genasense for its use in combination with dicarbozine for treatment of patients with advanced melanoma. The FDA has granted a priority review status to the application, an advisory committee is scheduled for 3 May, and 8 June is targeted as an agency action date.

I would now like Patrick to make a few comments on the outlook for the remainder of the year.

2004 Outlook

Patrick Langlois

Vice Chairman of the Management Board and Chief Financial Officer, Aventis

I. Preamble

Good morning. In light of what has been achieved in the first quarter, in order to reconfirm our full year targets and guidance that we provided on 5 February 2004, we feel comfortable that, in terms of sales for 2004, the objective of 6-7% top line growth, in terms of activity, should be achieved, and we also feel comfortable that the earnings per share should grow in the mid teens, which is, again, in line with what we told you in early February. Our assumptions are still based on €1.25 per dollar for the full year.

II. Recommendation of the Sanofi Offer

1. Achieving Fair Value

I would now like to make some comments on the supervisory board's decision on Sunday to recommend the improved and revised Sanofi offer. We have been campaigning for the past three months to achieve a fair value for our shareholders. The supervisory board felt that the Sanofi revised offer, particularly given the fact that the increase in the revised offer is entirely in cash, this provides a fair value for the Aventis shares. The revised offer will represent an increase of about €7 billion over the original terms, which shows a premium of 31% versus the unaffected one-month Aventis share price.

2. Greater Disclosure on Plavix Patent Risk

Another aspect that we highlighted during our defence was the need for greater disclosure on the Plavix patent risk. As we indicated in our press release on Monday, we received some representation from Sanofi that the disclosure regarding Plavix is true and correct in all material respects, and there is no material omission from the disclosure, which was very important for us, in order to be able to make an assessment and a decision at the time of the tender.

3. Execution Risk

Another key element that we highlighted in our defence was that this unsolicited offer was related to the execution risk, which is inherent to such a combination, and which is, of course, increased with the unsolicited nature of the initial bid. Now that it has been agreed that the governance, in terms of the board of the directors, as well as the management committee, will be balanced, with representation from Aventis and Sanofi at board and committee levels, our supervisory board felt that the execution risk has lessened significantly. This is important, because this will have implications for the success of the integration, and for the realisation of the synergies.

4. Novartis

Many of you have raised questions as to why a bid from Novartis did not surface on Sunday, despite the announcement they made last Thursday regarding their intention to begin formal discussions with Aventis following our invitation. We tried to obtain two offers for the supervisory board to examine. No offer was made by Novartis, despite the discussions and negotiations we have had on everything else, so the offer from Sanofi was reviewed by the board, and with the significantly revised conditions from Sanofi, the board, with its fiduciary responsibility, decided to recommend this offer.

5. A Global Business

All of this is now in the past, and I think we have to focus on the reality and the future. All of us are now on the verge of forming this new company, to be called Sanofi-Aventis, and I would like to make some comments about that. Firstly, this is not about creating a national champion, even if it has been portrayed as such in the media. The pharmaceutical business is a global business, and creating this new company, which is a European company, will nevertheless have a significant critical mass on a global scale, in terms of sales, marketing muscle and R&D budget. We feel that these three areas are critical for the success of the new company, with a size of about €25 billion of sales, and an R&D budget of more than €4 billion. It will also have over 30,000 sales representatives worldwide, including 6,600 in the United States. This is going to provide ways and means to compete with major competitors such as Pfizer, Glaxo, and so on.

6. The Future

Over the next few weeks, the management team will return with a more complete and comprehensive equity strategy for the new company to be formed. There are some regulatory clearances to be obtained, such as the STC clearance. The team will then provide the strategy for this new company to be formed. Clearly, today there is nothing we can add to what has been said, particularly by Jean-François Dehecq, at this stage, but we appreciate the need from the market to understand and assess as quickly as possible what the potential of the new company is.

7. Agenda

This revised offer was filed with the AMF on Monday this week. FTC clearance is expected by 5 May, and the closing of the tender, with that assumption, should be around the end of June. Final settlement and delivery will take place in the first half of July 2004. The purpose of my comments today is not to outline the future potential, since the new team will do that in due course. I want to appeal to our shareholders and to our employees to recognise the value that we have been able to obtain and secure for them, but I think now is the time to think about the future, and about the value which can be created with the creation of Sanofi-Aventis.

III. Closing Comments

Those are the few comments and clarifications I wanted to make about the Sanofi-Aventis combination, and we are now happy to take your questions.

Questions and Answers

Ken Araki, Nomura Securities

I would like to confirm one-time items in your income statement. Firstly, where did you book tender offer-related defence costs? Was the Aventis Behring-related gain included in your first quarter income statement, or will it be included in the second quarter's? Regarding the Rhodia mark to market adjustment, is that a positive effect to your income statement? Secondly, regarding the initial rejection from the US Patent and Trademark Office (USPTO) in relation to the Lovenox patent, according to your statement today, that is not necessarily a negative signal. Could you please explain in a little more detail, in terms of past examples, which cases, despite initial rejections from the USPTO, finally received favourable comments?

Arvind Sood, Head of Investor Relations, Aventis

Let me address your second question first, in terms of the USPTO rejection. First of all, you are right, and they have posted a non-final rejection notice on their website regarding our application for the reissuance of this particular patent, 618. I think it is important to keep in mind, as you have rightfully indicated, that the agency's response is not final, and certainly it is not unexpected. This is strictly office action, advising Aventis of the initial rejection of the application, and indicating why this application was not approved.

If I can use the analogy of an approvable letter, that is probably an appropriate analogy, because, through this, we can take action in terms of the request for information that they have made, and resubmit that information. These forms of office actions are not unusual in these types of proceedings, and, as a matter of fact, they could include a number of these so-called office actions and responses before an application is ultimately approved or denied. As a matter of fact, a vast majority—85%—of patent applications, including those for reissuance, are rejected by the USPTO in the first round. Again, we are very optimistic that we can submit the amended version, and that we can have the patent reissued prior to the end of 2004.

Patrick Langlois, Vice Chairman of the Management Board and Chief Financial Officer, Aventis

The restructuring expenses in Q1 are related to what we have commented on many times around productivity initiatives at Aventis. Starting in 2003, we began some initiatives related to R&D and other infrastructure areas. We have continued with this and it has led to a negative impact of €53 million in the first quarter of 2004 compared to €19 million the year before.

The defence costs are booked on the miscellaneous line, under non-operating income and expenses. Aventis Behring was treated at the time we signed the binding commitment agreement contract, which was in the fourth quarter of 2003, and which led to an important loss in the fourth quarter of 2003. The Rhodia mark to market is because the evolution of the share market was a negative €46 million impact in the first quarter.

Closing Comments

Arvind Sood

Ladies and gentlemen, thank you again for your participation this morning. If you have any follow-up comments or questions, please contact the investor relations team, which is at your disposal. Thank you again for your participation.